SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Asure Software, Inc.
(Name of Subject Company (Issuer))

Asure Software, Inc.
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
With an Exercise Price Greater Than $8.50 Per Share
(Title of Class of Securities)

04649U102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Patrick Goepel
President and Chief Executive Officer
Asure Software, Inc.
3700 N. Capital of Texas Highway, Suite 350
Austin, Texas 78746
(512) 437-2700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

With a copy to:

Patrick Pohlen, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
(650) 328-4600

and

Katheryn A. Gettman
Messerli & Kramer, P.A.
100 South Fifth Street, Suite 1400
Minneapolis, MN 55402

(612) 672-3600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,595,516	$207.10

*                 Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Asure Software, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 700,335 shares of Asure Software, Inc. common stock and have an aggregate value of $1,595,516 as of December 9, 2019, calculated using the Black-Scholes option pricing model.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $207.10	Filing Party: Asure Software, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 16, 2019

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                        third-party tender offer subject to Rule 14d-1.

☒                      issuer tender offer subject to Rule 13e-4.

☐                        going-private transaction subject to Rule 13e-3.

☐                        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on December 16, 2019, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 26, 2019 (as amended, the “Schedule TO”), relating to an offer by Asure Software, Inc., a Delaware corporation (the “Company”), to its regular full-time employees who are not its Chief Executive Officer or a member of its Board of Directors, to exchange certain outstanding options to purchase shares of Asure Software common stock previously granted under its 2009 Equity Incentive Plan and 2018 Incentive Award Plan that have an exercise price per share higher than the greater of $8.50 or the closing trading price of our common stock on the date the exchange offer expires (the “eligible options”) for new restricted stock units (“RSUs”) to be granted under the Asure Software, Inc. 2018 Incentive Award Plan (the “2018 Plan”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The exchange offer expired at 11:00 p.m., Central Time, on January 27, 2020. Pursuant to the exchange offer, as of the expiration of the exchange offer, 30 eligible employees tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 467,500 shares of the Company’s common stock, representing approximately 68% of the total shares of the Company’s common stock underlying the eligible options held by eligible employees. On January 27, 2020, following the expiration of the exchange offer, the Company granted 187,000 RSUs in exchange for the cancellation of the tendered eligible options. The vesting terms of the RSUs are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2020	Asure Software, Inc.

	By:	/s/ Patrick Goepel
Patrick Goepel
President, Chief Executive Officer